JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

January 26, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 127

Dear Mr. Di Stefano:

On January 24, 2011, the Trust filed a in response (the “January 24, 2011 Letter”) to the comments you provided on January 3, 2011 with respect to JPMorgan Diversified Real Return Fund (the “Diversified Real Return Fund”) and JPMorgan Global Equity Income Fund (collectively, the “Funds”). As we discussed yesterday, the Trust is filing this letter to replace our response to comment 9 in the January 24 Letter with respect to the Diversified Real Return Fund with the following. We will incorporate the changes referenced in the January 24, 2011 Letter as supplemented below in a filing made pursuant to Rule 485(b) of the 1933 Act, which will become automatically effective on February 5, 2011 pursuant to the Rule.

Diversified Real Return Fund —More About the Fund

Comment: Please designate which of the strategies are principal and which are not in the “More About the Fund” section.

Response: The heading of the section will be revised to provide as follows: “Additional Information About the Fund’s ~~Principal~~ Investment Strategies.” In addition, the section will be revised to indicate that all of the strategies described in the section are principal except as designated. Finally, the disclosure will be revised to identify non-principal strategies of the Fund that may become principal in the future (e.g., certain types of derivatives).

In connection with your review of the Fund’s Post-Effective Amendment No. 127 filed by the Trust on November 22, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff

Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds the January 24, 2011 Letter as supplemented by this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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